Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com
Via Edgar

February 2, 2023

Division of Corporation Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Jane Park and Ms. Celeste Murphy

Re: JATT Acquisition Corp

Amendment No. 4 to Registration Statement on Form S-4 Filed on January 9, 2023
File No. 333-267005

Dear Ms. Park and Ms. Murphy:

On behalf of our client, JATT Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated January 20, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 4 to the Registration Statement on Form S-4 that was submitted on January 9, 2023 (the “Amendment No. 4”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of Amendment No. 5, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraph set forth below respond to the Staff’s comments and corresponds to the numbered paragraph in the Staff’s Letter.

Amendment No. 4 to Form S-4 filed January 9, 2023

Our Vision and Our Strategy, page 207

1. We note your revised disclosure in response to prior comment 2. Please revise to include a discussion of the scope, size and design of the head-to-head study in this section, including a discussion of the statistical significance and p-values with respect to the potency of torudokimab compared to etokimab and itepekimab, as applicable.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 208.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

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